SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 13)

Under the Securities Exchange Act of 1934

TALLEY INDUSTRIES, INC.
_______________________
 (Name of Issuer)

COMMON STOCK
_____________
(Title of Class of Securities)

874687106
__________
(CUSIP Number)

David J. Levenson, Esq.
Venable, Baetjer, Howard & Civiletti, LLP
1201 New York Avenue, N.W., Suite 1000
Washington, DC 20005
(202) 962-4831
______________
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

February 6, 1997
_________________
(Date of Event which Requires Filing
of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


(Page 1 of 16 Pages)

CUSIP No.	874687106								Page 2 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	Saad A. Alissa

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) 	or 2(e):		    / /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
	1,121,000

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
	1,121,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	1,121,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:							 / /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	7.55%

14.	TYPE OF REPORTING PERSON:
	IN

CUSIP No.	874687106								Page 3 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	Financial Investors Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
	721,100

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
	721,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	721,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	4.86%

14.	TYPE OF REPORTING PERSON:
	OO

CUSIP No.	874687106								Page 4 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	Abdullatif Ali Alissa Est.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
	721,100

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
	721,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	721,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	4.86%

14.	TYPE OF REPORTING PERSON:
	OO

CUSIP No.	874687106								Page 5 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	General Investors Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
	365,900

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
	365,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	365,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	2.46%

14.	TYPE OF REPORTING PERSON:
	OO

CUSIP No.	874687106								Page 6 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	Ralph A. Rockow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
	350,000

8.	SHARED VOTING POWER

9.	SOLE DISPOSITIVE POWER
	350,000

10.	SHARED DISPOSITIVE POWER


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	350,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	2.3%

14.	TYPE OF REPORTING PERSON:
	IN

CUSIP No.	874687106								Page 7 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	Robert T. Craig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
	1,000

8.	SHARED VOTING POWER


9.	SOLE DISPOSITIVE POWER
	1,000

10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	1,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	.006%

14.	TYPE OF REPORTING PERSON:
	IN

CUSIP No.	874687106								Page 8 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	Albert H. Cox, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
	1,000

8.	SHARED VOTING POWER


9.	SOLE DISPOSITIVE POWER
	1,000

10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	1,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	.006%

14.	TYPE OF REPORTING PERSON:
	IN

CUSIP No.	874687106								Page 9 of 16

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
	William B. Danzell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) /X/
												(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e):			/ /
	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
	4,950

8.	SHARED VOTING POWER

9.	SOLE DISPOSITIVE POWER
	4,950

10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:								/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	.03%

14.	TYPE OF REPORTING PERSON:
	IN

CUSIP No.	874687106								Page 10 of 16


SCHEDULE 13D
(Amendment No. 13)

	NOTE: All capitalized terms used in this Amendment No. 13 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31,
1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 2.	Identity and Background

		The persons filing this statement (collectively referred to as the "Filing Persons") are:

		1)	Abdullatif Ali Alissa Est., a sole proprietorship
organized under the laws of the Kingdom of Saudi Arabia (the
"Establishment"). The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu
Motors automobiles, spare parts and accessories.  The
Establishment's executive officers and directors are Abdullatif
Ali Alissa - Chairman; Saad A. Alissa - President; and
Abdulmohsen Abdullatif Ali Alissa - Vice President. The principal business address and principal office address of the Establishment and each of its officers and directors is P.O. Box
192, Alkhobar 81962, Saudi Arabia.

		2)	Saad A. Alissa an individual whose business
address is P.O. Box 192, Alkhobar 81962, Saudi Arabia.  Mr.
Alissa's principal occupation is President of the Establishment.

		3)	General Investors Limited, a Cayman Islands
corporation ("GIL") of which Mr. Alissa is the sole shareholder. GIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and The Secretary Ltd., a company organized in the Cayman Islands ("TSL"), is the Assistant
Secretary of GIL.

CUSIP No.	874687106								Page 11 of 16

		4)	Financial Investors Limited, a Cayman Islands
corporation ("FIL") of which the Establishment is the sole shareholder. FIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind
Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI.  Mr.
Alissa is the sole director and Secretary and TSL is the Assistant Secretary of FIL.

		5) Ralph A. Rockow, an individual whose business address is 8433 N. Black Canyon Highway, Phoenix, Arizona 85021. Mr. Rockow's principal occupation is (i) President of Exodyne, Inc., a holding company, (ii) President and Chairman of the Board of Dynamic Science, Inc., a company whose principal business is government service contracting, (iii) President and Chairman of the Board of Exodyne Properties, Inc., a company whose principal business is real estate investment, (iv) Chairman of the Board of Dynamic Educational Systems, Inc., a company whose principal business is educational contracting with the Department of Labor and (v) Chairman of the Board of Exodyne Electric Motors, Inc., a company whose principal business is manufacturing submersible motors. The business address of all of such entities is 8433 N. Black Canyon Highway, Phoenix, Arizona 85021.

		6) Robert T. Craig, an individual whose residence address is 14 Spotted Sandpiper Road, Hilton Head, South
Carolina. Mr. Craig retired in 1987, after 15 years in various senior executive positions with TRW, Inc.

		7) Albert H. Cox, Jr., an individual whose business address is 2002 Claudette Court, Biloxi, Mississippi 39531. Mr.
Cox's principal occupation is working as a self-employed consulting economist.

		8) William B. Danzell, an individual whose business address is 18 Pope Avenue, Executive Park Road, # 3, Hilton Head Island, South Carolina 29928. Mr. Danzell's principal occupation is President of Danzell Investment Management, Ltd., a registered investment adviser whose principal business is providing investment supervisory services and whose principal address is 18 Pope Avenue, Executive Park Road, # 3, Hilton Head Island, South Carolina 29928.

	None of Mr. Alissa, the Establishment, FIL, GIL, Mr. Rockow, Mr. Craig, Mr. Cox or Mr. Danzell or the executive officers or directors of the Establishment, FIL or GIL during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body resulting

CUSIP No.	874687106								Page 12 of 16

in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

	Ralph A. Rockow, Robert T. Craig, Albert H. Cox, Jr., William B. Danzell have each agreed to act with each other and Saad A. Alissa as members of the Shareholders' Committee to Remove Entrenched and Arrogant Management ("SCREAM") for the purpose of soliciting proxies to be used in connection with the Company's forthcoming 1997 annual meeting of shareholders (the "Annual Meeting"). On February 6, 1997, Mr. Alissa, on behalf of SCREAM, submitted to the Company a notice that he intends to (i) nominate three persons for election to the Company's Board of Directors, and (ii) submit five proposals for stockholder action, at the Annual Meeting.

	Mr. Alissa, on behalf of SCREAM, intends to nominate Ralph
A. Rockow, Robert T. Craig and Albert H. Cox, Jr., in opposition to management's slate, to revitalize the Board of Directors.

	SCREAM also intends to submit for stockholder action proposals recommending that the Company's Board of Directors act promptly to eliminate certain provisions of the Company's certificate of incorporation and bylaws that inhibit stockholder action; eliminate the "poison pill" plan first adopted and then extended without stockholder action; and retain an independent investor banker to evaluate the Company's businesses and assist the Board of Directors in implementing a coherent restructuring plan and investing the Company's funds, as well as to consider the advisability of declaring a special dividend and/or implementing a stock buy-back program as possible means of enhancing shareholder value.

	Each member of SCREAM and each nominee of SCREAM has agreed to vote his shares at the annual meeting in accordance with SCREAM's recommendations and to solicit proxies for that purpose, and, therefore are deemed to have formed a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder. There is no written agreement between/among any of them except that Mr. Alissa has agreed to indemnify, defend and hold harmless each of the nominees against losses, liabilities and costs arising out of, based on or with respect to the solicitation.

	Notwithstanding paragraph (b)(1) of Rule 13d-5, which provides in pertinent part that a group shall be deemed the beneficial owner of all equity securities beneficially owned by any person who agrees to act to form a group, each member of SCREAM and each nominee of SCREAM expressly disclaims beneficial ownership of any securities other than his own.

CUSIP No.	874687106								Page 13 of 16

	Except for the foregoing developments, the Filing Persons do not have any current plan or proposal which relates to or would result in any of the following actions, however, the Filing
Persons will continue to evaluate the Company's business prospects and financial condition, the market for the Company's Common Stock, other opportunities available to the Filing
Persons, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

		(a)	the acquisition by any person of additional
securities of the Company, or the disposition of securities of the Company, except as otherwise contemplated by this Schedule
13D, as amended;

		(b)	an extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

		(c)	a sale or transfer of a material amount of the
assets of the Company or of any of its subsidiaries;

		(d)	any change in the present Board of Directors or
management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

		(e)	any material change in the present capitalization
or dividend policy of the Company;

		(f)	any other material change in the Company's
business or corporate structure;

		(g)	changes in the Company's Charter, Bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

		(h)	causing a class of securities of the Company to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No.	874687106								Page 14 of 16

		(i)	a class of equity securities of the Company becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

		(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	There has been no change in the Filing Persons' beneficial ownership since the last transaction reported in Amendment No. 8 to this Schedule 13D.

CUSIP No.	874687106								Page 15 of 16

SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							ABDULLATIF ALI ALISSA EST.

Dated: February 12, 1997	 	By:	/s/ Saad A. Alissa
							___________________________
							Saad A. Alissa

Dated: February 12, 1997		 	/s/ Saad A. Alissa
							___________________________
							Saad A. Alissa

							FINANCIAL INVESTORS LIMITED

Dated: February 12, 1997		By:	/s/ Saad A. Alissa

							Saad A. Alissa, Secretary

							GENERAL INVESTORS LIMITED

Dated: February 12, 1997	 	By:	/s/ Saad A. Alissa

							Saad A. Alissa, Secretary

Dated: February 12, 1997			/s/ Ralph Rockow

							Ralph Rockow

Dated: February 12, 1997			/s/ Robert Craig

							Robert Craig

Dated: February 12, 1997			/s/ Albert H. Cox, Jr.

							Albert H. Cox, Jr.

Dated: February 12, 1997			/s/ William B. Danzell

							William B. Danzell

CUSIP No.	874687106								Page 16 of 16



STATEMENT REQUIRED BY RULE 13d-1(f)

	The foregoing amendment to Schedule 13D and any further amendments thereto with respect to the Common Stock of Talley
Industries, Inc. is a joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

							ABDULLATIF ALI ALISSA EST.

Dated: February 12, 1997	 	By:	/s/ Saad A. Alissa

							Saad A. Alissa

Dated: February 12, 1997			/s/ Saad A. Alissa

							Saad A. Alissa

							FINANCIAL INVESTORS LIMITED

Dated: February 12, 1997		By:	/s/ Saad A. Alissa

							Saad A. Alissa, Secretary

							GENERAL INVESTORS LIMITED

Dated: February 12, 1997		 By:	/s/ Saad A. Alissa

							Saad A. Alissa, Secretary

Dated: February 12, 1997			/s/ Ralph Rockow

							Ralph Rockow

Dated: February 12, 1997			/s/ Robert Craig

							Robert Craig

Dated: February 12, 1997			/s/ Albert H. Cox, Jr.

							Albert H. Cox, Jr.

Dated: February 12, 1997			/s/ William B. Danzell

							William B. Danzell



DC1DOCS/46822.01



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